Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach Tikva 49277, Israel
__________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

We are pleased to invite you to the 2010 Annual General Meeting of Shareholders to be held on Monday, November 15, 2010 at 11:00 a.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

(1)
To elect the following directors: (i) Messrs. Eli Holtzman and Yossef Elovitch to serve as Class B directors until our 2013 Annual General Meeting of Shareholders; and (ii) Messrs. Felix Cohen and Amikam Shorer to serve as Class A directors until our 2012 Annual General Meeting of Shareholders;

(2)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2010, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

(3)	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2009; and

(4)	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 11, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

October 11, 2010

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach Tikva 49277, Israel
__________________________

PROXY STATEMENT
__________________________

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held at 11:00 a.m. (Israel time) on Monday, November 15, 2010, at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before October 14, 2010.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of the following directors: (a) Messrs. Eli Holtzman and Yossef Elovitch to serve as Class B directors until our 2013 Annual General Meeting of Shareholders; and (b) Messrs. Felix Cohen and Amikam Shorer to serve as Class A directors until our 2012 Annual General Meeting of Shareholders; (ii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2010, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of the nominees for director listed in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on October 11, 2010, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of October 11, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,162,441 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At the adjourned Meeting, any two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 70.87% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Item to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 11, 2010 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Shaul Elovitch (3)	13,581,073	70.87%
Clal Insurance Enterprises Holdings Ltd. (4)	1,009,153	5.26%
Eli Holtzman	172,118	*
Felix Cohen	--	--
Yossef Elovitch	--	--
Ronit Gotliv	--	--
Orly Guy	--	--
Amikam Shorer	--	--
Anat Winner	--	--
All directors and executive officers as a group 9 persons)	13,753,191	71.77%
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* Less than 1 percent

(1)         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)         The percentages shown are based on 19,162,441 ordinary shares outstanding as of October 11, 2010 (not including 5,862,615 ordinary shares held as treasury stock).

(3)         Eurocom Communications, our controlling shareholder, held of record 13,581,073, or approximately 70.78%, of our ordinary shares as of October 11, 2010.  Eurocom Capital Finance Ltd., or Eurocom Capital, held of record 16,327 of our ordinary shares as of such date.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Eurocom Capital is 87.5% owned by Eurocom Communications and 12.5% owned by Or Elovitch, the son of Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications and Eurocom Capital.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,218 ordinary shares held of record by Mrs. Elovitch.

(4)         Based solely upon, and qualified in its entirety with reference to, a notification dated March 28, 2010 provided to us.

I.  ELECTION OF DIRECTORS
(Items 1A and 1B on the Proxy Card)

The term of office of each of our Class B directors, Messrs. Eli Holtzman and Yossef Elovitch, expires as of the Meeting, and they will each be standing for reelection to serve as Class B directors for additional three-year terms until our annual general meeting of shareholders to be held in 2013.  In addition, in February 2010, our Board of Directors appointed Mr. Felix Cohen and Mr. Amikam Shorer to serve as Class A directors until the Meeting, and they will each be standing for election to serve as Class A directors until our annual general meeting of shareholders to be held in 2012, when the term of office of our Class A directors expires.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (i) he/she was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; and (iii) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes (other than outside directors, within the meaning of the Israeli Companies Law), Class A, Class B and Class C.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have three Class A directors, two Class B directors and one Class C director.

In addition, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, two outside directors, within the meaning of the Israeli Companies Law, serve as members of our Board of Directors.  All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office.  Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

We are a “controlled company” within the meaning of the NASDAQ Listing Rules, since Eurocom Communications holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by our Board of Directors and elected by our shareholders.

Accordingly, our Board of Directors proposes the reelection of Messrs. Eli Holtzman and Yossef Elovitch to serve as Class B directors, to hold office for three years until our annual general meeting of shareholders to be held in 2013, or until their successors are elected and qualified.  In addition, our Board of Directors proposes the election of Messrs. Felix Cohen and Amikam Shorer to serve as Class A directors until our annual general meeting of shareholders to be held in 2012, or until their successors are elected and qualified.

Should any of the named director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors.  None of the director nominees is expected to be unavailable.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Felix Cohen (56) was appointed to serve as a director by our Board of Directors in February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including, E.G.R.E Ltd., Sahar Investments Ltd. and D.M Engineering (3000) Ltd.  Mr. Cohen also serves as a director of Bezeq and various companies within the Bezeq Group.

Yossef Elovitch (59) has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985.  Mr. Elovitch serves as a director of various other companies within the Eurocom Group.  Mr. Elovitch is the brother of Mr. Shaul Elovitch, the Chairman of our Board of Directors.

Eli Holtzman (57) co-founded our company and has been our chief executive officer since 1992 and a director since July 1999.  Mr. Holtzman has served as the chief executive officer of our subsidiary B Communications Ltd. since February 2010, and previously served as the vice chairman of its board of directors from April 2000 until February 2010 and as its chief executive officer from March 2000 until January 2007.  Mr. Holtzman has served as a director and the chief executive officer of our subsidiary GoldMind Ltd. since its inception in March 2000.  Mr. Holtzman also serves as a director for various other companies within the Internet Gold Group, and serves as a director of Bezeq and various other companies within the Bezeq Group.  Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

Amikam Shorer (43) was appointed to serve as a director by our Board of Directors in February 2010.  Mr. Shorer has served as an Executive Vice President of the Eurocom Group since 2005 and also serves as a director and/or officer of various other companies within the Eurocom Group, including Satcom Systems Ltd (as chairman of the board of directors), Gaya Com Ltd, Gilat Satcom Ltd., Space Communication Ltd., Satcom Systems Ltd., IP Planet Network Ltd., Eurocom Capital Underwriting Ltd. and E.G.R.E Ltd.  Mr. Shorer also serves as a director of Bezeq and various other companies within the Bezeq Group, including DBS Satellite Service (1998) Ltd., or DBS.  Mr. Shorer has served as the chief executive officer of Sahar Investments Ltd., also a member of the Eurocom Group, since 2008.  Mr. Shorer holds an LLB degree from Bar-Ilan University.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of the nominees for director named above.

Directors Continuing in Office

Shaul Elovitch (62) has served as the chairman of our board of directors since our inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.  Mr. Elovitch also serves as a director of Bezeq and various companies within the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and various other companies within the Eurocom group.  Mr. Elovitch has served as chairman of the board of directors of our subsidiaries B Communications Ltd. and GoldMind Ltd. since 2000.  Mr. Elovitch is the brother of Mr. Yossef Elovitch, a director.

Ronit Gotliv (55) has served as an outside director since July 2005 and is a member of our audit committee.  Ms. Gotliv serves as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law.  From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv - Law Offices.  Ms. Gotliv holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

Orly Guy (48) has served as an outside director since July 2005 and is a member of our audit committee.  Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994.  Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd.  Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

Anat Winner (49) has served as a director since August 2001 and is a member of our audit committee.  Ms. Winner has served as a director of our subsidiary B Communications Ltd. since October 2007 and is a member of its audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS, an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

BOARD OF DIRECTORS AND AUDIT COMMITTEE

Board of Directors

According to the Israeli Companies Law, the management of our business is vested in our board of directors.  Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders.  Our board of directors is currently composed of eight directors.

Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors, within the meaning of the Israeli Companies Law).  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office.  Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least two director must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Orly Guy and Ms. Anat Winner have the requisite “accounting and financial expertise.”

As a controlled company within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires public companies incorporated under the laws of the State of Israel to appoint at least two outside directors.  The outside directors must meet certain statutory requirements of independence.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with ‘‘accounting and financial expertise’’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

The outside directors are elected by a majority vote at a shareholders meeting.  The shareholders voting in favor of their election (not including abstentions) must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election (not including abstentions) represent 1% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years each subject to certain conditions.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors.

Ms. Orly Guy and Ms. Ronit Gotliv are each serving as an outside director pursuant to the provisions of the Israeli Companies Law for second three-year terms ending in July 2011.  Ms. Guy has “accounting and financial expertise,” and Ms. Gotliv has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors.  NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

As a controlled company within the meaning of The NASDAQ Listing Rules, we are exempt from the NASDAQ Listing Rule that requires that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Listing Rules.  If the “controlled company” exemption would cease to be available to us under NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Our board of directors has determined that each of Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Listing Rules.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, identifying any faults in the business practices of our company and to make recommendations to the Board of Directors for remedying such faults, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner, who serves as the chairperson of the audit committee.  Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.igld.com.

II.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

We first appointed Somekh Chaikin as our independent auditors in 1999 and have reappointed the firm as our independent auditors since such time. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit related services.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2010, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Somekh Chaikin’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants according to the volume and nature of their services.  With respect to fiscal year 2009, we paid Somekh Chaikin approximately $543,783 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of Internet Gold - Golden Lines Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2010, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to determine the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2009 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2009, including the auditor’s report and consolidated financial statements for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on June 30, 2010, is available on our website at www.igld.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.   Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

IV.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Dated: October 11, 2010